September 30, 2015
Via EDGAR, Fax and Federal Express
Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	hhgregg, Inc. Post-Effective Amendment No. 1 to Form S-3 Filed September 11, 2015 SEC File No. 333-189515
Dear Ms. Ransom:
On behalf of hhgregg, Inc. (the “Registrant”) we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 28, 2015, with respect to the Post-Effective Amendment No. 1 to Form S-3, File No. 333-189515 (the “Post-Effective Amendment”), filed with the Commission on September 11, 2015.
The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter.
Opinion of Faegre Baker Daniels LLP

1.
We note that counsel does not opine that the Debt Securities to be issued under the Indenture and the Subsidiary Guarantees included in the Debt Securities will be valid and binding obligations of you and the Subsidiary Guarantors, respectively, that are enforceable against you and the Subsidiary Guarantors, respectively. Please have counsel revise to provide such opinion or provide us your analysis as to why one is not needed. Refer to Staff Legal Bulletin 19 Section II.B.1.e.

Response:
In its opinion dated June 21, 2013 and attached as Exhibit 5.1 to the Registrant’s Registration Statement on Form S-3 filed with the Commission on June 21, 2013 (referred to herein as the “Initial Opinion”), Bingham McCutchen LLP (“Bingham”) opined that the Debt Securities to be issued under the Indenture and the Subsidiary Guarantees included in the Debt Securities will, subject to the fulfillment of certain conditions at or prior to the time of issuance, be valid and binding obligations of the Registrant and the Subsidiary Guarantors, respectively, that are enforceable against the Registrant and the Subsidiary Guarantors, respectively. The Initial Opinion was governed by the laws of the State of New York for purposes of the Debt Securities and Subsidiary Guarantees and governed by Delaware law for purposes of the shares of common stock and preferred stock registered by the Registrant under the Registration Statement.
The Initial Opinion further assumed, among other items, that “(1) the execution, delivery and performance by the [Registrant], and each of the Subsidiary Guarantors, if applicable, of the applicable Indenture will not violate the laws of the jurisdiction of incorporation or

Ms. Mara L. Ransom

formation, as the case may be, of the [Registrant] and each such Subsidiary Guarantor, or any other applicable laws (excepting the law of the State of New York); and (2) the execution, delivery and performance by the [Registrant] and each such Subsidiary Guarantor of the applicable Indenture and Subsidiary Guarantee will not constitute a breach or violation of any agreement or instrument that is binding upon the [Registrant] or any such Subsidiary Guarantor,” and that “…at the time of each issuance and sale of Securities, the [Registrant], and each Subsidiary Guarantor, if applicable, will continue to be validly existing and in good standing under the laws of its jurisdiction of organization or formation, as the case may be, with the requisite corporate or limited liability company, as the case may be, power and authority to issue and sell such Securities.”
Although opinions 2, 3, 4 and 5 are no longer valid in the Initial Opinion, opinion 1, which is governed by New York law, continues to be valid as the underlying assumptions remain unchanged despite the change in the Registrant's jurisdiction of incorporation from Delaware to Indiana. The Debt Securities and Subsidiary Guarantees have not yet been issued and, thus opinion 1 of the Initial Opinion assumes the valid authorization of such securities at the time of issuance of such Debt Securities and Subsidiary Guarantees.
In accordance with Staff Legal Bulletin 19 Section II.B.1.e, since the Registrant is now organized in Indiana--a jurisdiction outside of its current primary counsel’s area of expertise--the Registrant engaged Faegre Baker Daniels LLP (“FBD”) as local counsel to provide the opinion that the Registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of Indiana (the "FBD Opinion"). In addition, the FBD Opinion also addresses the opinions contained in the Initial Opinion regarding the equity securities that are no longer valid due to the change in the jurisdiction of incorporation.
Both the Initial Opinion and the FBD Opinion were included as exhibits to the Post-Effective Amendment for purposes of Item 509(b) of Regulation S-K. Since the Reincorporation reflected in the Post-Effective Amendment did not alter the Form of Indenture or any other document or fact underlying the Initial Opinion with respect to the Debt Securities or Subsidiary Guarantees, no change, update or replacement of the Initial Opinion is necessary with respect to the Debt Securities and Subsidiary Guarantees and opinion 1 in such Initial Opinion remains valid. Thus, we believe that no additional opinion with respect to the Debt Securities and the Subsidiary Guarantees is needed for the Post-Effective Amendment.
Acknowledgements
The Registrant hereby requests acceleration of the effective date of the pending Post-Effective Amendment and acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Post-Effective Amendment effective, it does not foreclose the Commission from taking any action with respect to such filing.

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom

Very truly yours,
/s/ Robert Riesbeck_________
Robert Riesbeck

cc:    Christina E. Melendi, Esq.